* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY INTERNET
Go to https://ts.vstocktransfer.com/pxlogin and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, March 12, 2025.

CONTROL #

VOTE BY FAX
Mark, sign, and date your proxy card and return it to 646-536-3179.

VOTE BY EMAIL
Mark, sign, date and scan your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, China, on March 14, 2025, at 10:00 a.m. local time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2025 Extraordinary General Meeting of Stockholders Proxy Card-Skillful Craftsman Education Technology Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ORDINARY RESOLUTION.

ORDINARY RESOLUTION 1:

THAT: To approve (i) the termination of the VIE (variable interest entity) Agreements, namely, the Exclusive Business Cooperation Agreement, the Exclusive Purchasing Right Agreement, the Equity Interest Pledge Agreement and the Authorization Agreement dated July 17, 2019 ("Termination of VIE Agreements"), (ii) the Termination Agreement for VIE Agreements attached in the Proxy Statement as Annex A (the "Terminational Agreement"); and (iii) the Equity Interest Pledge Release Agreement to release the pledged equity interest of the VIE upon the termination of VIE Agreements, attached in the Proxy Statement as Annex B (the "Pledge Release Agreement").

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the Extraordinary General Meeting of Stockholders and any adjournments or postponements thereof.

Date	**Signature**	**Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LTD

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
MARCH 14, 2025
AT 10:00 A.M. (LOCAL TIME)

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 14, 2025

The Notice, the Proxy Statement and Proxy Card are available online at:
https://ts.vstocktransfer.com/irhlogin/I-SKILLFULCRAFTS

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Mr. Bin Fu or Mr. Dawei Chen, or, failing them, the Chairperson of the Extraordinary General Meeting, with full power of substitution, as proxy to represent and vote all ordinary shares of Skillful Craftsman Education Technology Limited (the "Company") which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Members (or any adjournment or postponement thereof) of the Company to be held on March 14, 2025, at 10:00 a.m., local time (10:00 p.m. Eastern Time on March 13, 2025), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED,THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Skillful Craftsman Education Technology Ltd in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:______________________________________ ☐

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)